The Joining of Aon and Hewitt
Creating the Global Leader in Human Capital Solutions
September 2010
Filed by Hewitt Associates, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Hewitt Associates, Inc.
Commission File No.: 001-31351
Commission File No. for Registration Statement
on Form S-4: 333-168320

Proprietary & Confidential.
Safe Harbor Statement
This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc.
(“Hewitt”) to approve the proposal to adopt the merger agreement; the failure of the stockholders of Aon Corporation (“Aon”) to approve the proposal to approve the issuance of shares of Aon common stock to Hewitt stockholders in the merger; the loss of key Aon or Hewitt employees following the merger; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships with customers, partners and others; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could impact revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; changes in the funding status of Aon’s various defined benefit pension plans and the impact of any increased pension funding resulting from those changes; Aon’s ability to implement restructuring initiatives and other initiatives intended to yield cost savings, and the ability to achieve those cost savings; the impact on risk and insurance services commission revenues of changes in the availability of, and the premium insurance carriers charge for, insurance and reinsurance products, including the impact on premium rates and market capacity attributable to catastrophic events; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt
Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies, including potential liabilities arising from error and omissions claims against Aon or Hewitt; the extent to which Aon and Hewitt retain existing clients and attract new businesses; the extent to which Aon and Hewitt manage certain risks create in connection with the various services, including fiduciary and advisory services, among others, that Aon and Hewitt currently provide, or will provide in the future, to clients; the impact of, and potential challenges in complying with, legislation and regulation in the jurisdictions in which Aon and Hewitt operate, particularly given the global scope of Aon’s and Hewitt’s businesses and the possibility of conflicting regulatory requirements across jurisdictions in which Aon and Hewitt do business; and the ability to realize the anticipated benefits to Aon of the Benfield merger.  Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”).  See Aon’s and Hewitt’s Annual Reports on
Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Proprietary & Confidential.
Proxy
This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval.  This communication is being made in respect of the proposed transaction involving Aon and
Hewitt.  In connection with the proposed merger, Aon filed with the SEC a definitive joint proxy statement, which also constitutes a prospectus of Aon.  The joint proxy statement/prospectus was mailed to Aon stockholders and Hewitt stockholders on or about August 19, 2010. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they contain and will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings”
and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601,
Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor
Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt
Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7,
2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed by Aon with the SEC and will be contained in other relevant materials to be filed by Aon or
Hewitt with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.

Proprietary & Confidential.
Agenda
Section 1 Why is Aon Uniting with Hewitt?
Section 2 Creating the Leading Human Capital Enterprise in the World
Section 3 About Aon Consulting
Section 4 About Hewitt
Section 5 About Aon Hewitt
Section 6 About the Deal
Section 7 Timeline and Concluding Remarks

Proprietary & Confidential.
The merger between Aon Consulting and Hewitt strengthens the core strategy of Aon – the preeminent professional services firm focused on Risk and People
Upon closing of the merger, Aon Corporation will be the clear global leader in Risk (retail and reinsurance) and People
The combined human capital business segment will be called Aon Hewitt
Combined Aon Hewitt revenue of $4.3 billion and 29,000 colleagues globally
Cross-sell opportunity is significant through complementary product portfolios across consulting, benefits administration and outsourcing
Diversified presence across large corporate and middle market
Expected operating margin of 20% in Aon Hewitt over the long-term
Strong cash flow generation with increased financial flexibility and opportunity to invest in the business
Smooth integration track record of both firms, no interruption to client service
Global Leader in Risk and People
Why is Aon Uniting with Hewitt?

Proprietary & Confidential.
Agenda
Section 1 Why is Aon Uniting with Hewitt?
Section 2 Creating the Leading Human Capital Enterprise in the World
Section 3 About Aon Consulting
Section 4 About Hewitt
Section 5 About Aon Hewitt
Section 6 About the Deal
Section 7 Timeline and Concluding Remarks

Proprietary & Confidential.
Substantially strengthens the core strategy of Aon – to be the “Preeminent Professional
Services Firm” in the world focused on risk and people
Upon completion of the merger, Aon will be the global leader in Risk and Human Capital
Solutions
#1 ADVISOR ON RISK GLOBALLY
#1 Primary Insurance Brokerage
#1 Reinsurance Brokerage
#1 Captive Management
Leader in Affinity Programs
#1 IN HUMAN CAPITAL SOLUTIONS
#1 in Benefits Administration
#1 in HR Benefits Process Outsourcing
Leader in HR Consulting
–
Health & Benefits
–
Retirement
–
Investment Consulting
–
Compensation
–
Human Capital
–
Corporate Transactions
–
Global Benefits
Strengthens Leadership Position in Risk and People
Market positions based on Business Insurance magazine
2009 Reader's Choice Awards.  Other sources: Nelson
Hall "HR Market Outsourcing Forecast 2009-2013“,
November 2009.

Proprietary & Confidential.
Aon Consulting
Strengths
Hewitt and Aon Are Strategically Aligned With Complementary Strengths
Strengths
Hewitt
Strong presence in the middle market Strong presence in the large market
(>15000 employees)
Additional capabilities in HR consulting and
benefits brokerage (84% of consulting
segment revenues)
Strong capabilities in outsourcing (66% of
revenues)
Led industry in margin expansion over the last
2 years (17% pre-tax margins in 2008)
Strong revenue growth over the last  2 years
(7% organic growth in 2008)
Relationship with Risk Services and
Reinsurance, both #1 insurance brokers
worldwide
Truly world-class brand; amongst top
brands within the HR Consulting industry
Track record of investing in the business
through acquisitions and talent
Track record of investing in the business
through acquisitions and talent

Proprietary & Confidential.
Delivering Industry-Leading Client-Serving Capabilities
Strong brand in middle market benefits
Approximately $200 million outsourcing practice
focused on middle market
One of the largest, wholly-owned networks of
worldwide offices with extensive specialized
global resources
Global retirement firm providing broad-based
actuarial, pension risk and investment consulting
US based practice focused on talent
management
Not serving HR BPO clients
Delivering a sector-based analytical approach
of Radford and McLagan
Brand
Benefits
Admin
Health &
Benefits
Retirement
Talent &
Human Capital
HR BPO
Compensation
Aon Consulting
Globally recognized as one of the foremost HR
consulting and outsourcing providers
Industry-leader in global large corporate
segment serving over 21 million participants
Industry-leading strategies, data and analytics
and program management focused on large
corporate segment
Top-3 retirement firm with broad based
capabilities across actuarial, pension risk,
defined contribution and investment consulting
Global, full spectrum capabilities spanning
leadership, talent and performance, HR
effectiveness and corporate transactions
World’s largest HR BPO provider serving
approximately 700,000 participants
Complete range of compensation and rewards
services backed by powerful research and data
Hewitt

Proprietary & Confidential.
Buyers of retirement and health & benefits often the same as risk products
Risk becoming increasingly advice and consulting based
Clients
Distribution
Similar carriers in many markets across the globe
Sharing of brokerage infrastructure (e.g.; salesforce.com, web access platforms, clients services)
Market Access
Culture of professional services
Importance of actuarial modeling and analytics
Use of common management tools and processes (e.g.; chief broking officers, saleforce.com, local market planning)
Culture
Product
Success in the middle market driven by effective cross-sell
Clients looking for global capabilities and infrastructure available across both business units
P&C, HR and benefits risks becoming more linked  (e.g., absence management, workers comp, pandemic, people risk)
Executives increasingly viewing pension plans as key risk management issue
Risk and Human Capital Are Increasingly Linked

Proprietary & Confidential.
Leverage Hewitt’s brand strength
and product portfolio through Aon’s
extensive middle market client
base
Increased premium enhances relationships with carriers globally
Shares extensive brokerage infrastructure such as salesforce.com
Premium Hewitt brand available to risk services client leaders
Clients looking for global capabilities and infrastructure
Risk and human capital services increasingly becoming more linked
Cross-sell Aon’s industry-leading
risk services product portfolio
through Hewitt’s client base
Leverage Aon’s brand strength and
product portfolio through Hewitt’s
extensive large corporate client
base
Cross-sell Hewitt’s benefits
administration and HR BPO through
Aon’s client base
Creates Significant Cross-Sell Opportunities
Clients
Products
Distribution
Market Access

Proprietary & Confidential.
Agenda
Section 1 Why is Aon Uniting with Hewitt?
Section 2 Creating the Leading Human Capital Enterprise in the World
Section 3 About Aon Consulting
Section 4 About Hewitt
Section 5 About Aon Hewitt
Section 6 About the Deal
Section 7 Timeline and Concluding Remarks

Proprietary & Confidential.
Business Overview
Aon Corporation
FY09 Total Revenue: $7.6B
FY09 Operating Income (OI) / Margin: $949M / 12.5%
Aon Risk Solutions / Aon Benfield Aon Consulting
FY09 Revenue: $1.3B
FY09 OI / Margin: $205M / 16%
FY09 Revenue: $6.3B
FY09 OI / Margin: $914M / 15%
Health & Benefits
Retirement
Compensation
Human Capital
Corporate Transactions
Global Benefits
Risk Solutions
– Property Risk Management
– Casualty Risk Management
– Captive Management
– Environmental
Reinsurance
– Facultative Reinsurance
– Treaty Reinsurance
– Investment Banking Group

Proprietary & Confidential.
Aon Consulting Capabilities and Services
Aon Consulting is shaping the workplace of the future through benefits, talent management, and rewards strategies and solutions. We leverage our global network of offices, unmatched talent, innovation, thought leadership, and operational excellence to deliver distinctive value to our clients.
We are a global leader in health and benefits
consulting, differentiated by size and scale as
well as the way we help our clients.
Health and Benefits
We help drive organizational success through
the leadership of talent and mitigation of human
capital risk.
Human Capital Consulting
We serve 1.2 million participants in large and
mid-sized organizations, spanning all
geographies and industries.
Employee Benefits Outsourcing
We counsel companies undergoing corporate
transactions address leadership structure,
organizational effectiveness, and program
efficacy and impact.
Corporate Transactions
We provide comprehensive and integrated
retirement services for programs sponsored by
domestic and multinational organizations.
Retirement
We have one of the largest, wholly-owned
networks to provide support and advice to
clients in more than 100 countries.
Global Benefits
Our experts in McLagan and Radford help
clients using market compensation and
executive reward strategies.
Global Compensation

Proprietary & Confidential.
Exceptionally Strong Business Profile, Global Footprint, and Market
Position
Achieved global net revenue of $1.3 billion in fiscal 2009
Industry leading pre-tax margins of 17%
Clients include half of the FORTUNE 500
®
Selected by the readers of Business Insurance as the “Best Employee Benefit
Consulting Firm” in 2006, 2007, 2008, and 2009
Leaders have been recognized by Consulting Magazine as Top 25 Consultants in
2008 and 2010 - Bal Dail and Kathryn Hayley, respectively
6,300 colleagues; 229 offices in 90 countries
Serve over 10,000 clients worldwide

Proprietary & Confidential.
Mission and Values
2005
4th/5th ranked human capital and
management consulting firm
$1.2b revenue;
$110m PTI
Strong, dedicated team
“Best kept secret”
Aon Consulting Mission:
Shaping the workplace of the future through benefits, talent management, and rewards strategies and solutions
Aon Leadership Model
Deliver distinct client value
Develop unmatched teams
Build differentiated capabilities through innovation
Deliver business results with excellence
Live our values

16 Proprietary & Confidential. Aon Consulting’s Global Presence 90 countries 229 offices 6,300 associates / colleagues Serving half the Fortune 500 and over 10,000 clients worldwide Aon Consulting

Proprietary & Confidential.
Baljit Dail – Co-CEO, Aon Consulting and COO, Aon Benfield
Baljit “Bal” Dail is CEO of Aon Consulting’s international businesses and global practices. He is also Chief Operating Officer for Aon Benfield.
Consulting Magazine named Dail one of its Top 25 Consultants in 2010.
Dail was key in making sure the billion dollar-plus acquisition with Benfield
Group was successful.
Since joining Aon in 2005, Dail has also served as COO, Aon Consulting;
CIO, Aon Corporation; Head of Global Offshoring, Aon Corporation; and
Co-leader of the Simplification Initiative, Aon Corporation.
Prior to joining Aon, Dail worked at McKinsey and Company, where he was a partner working across a wide variety of industries, including finance, retail, insurance, telecom and techonology. Prior to McKinsey, Dail was
Vice President of Strategic Planning, at Starwood Hotels and Resorts, and
before that served in leadership roles at JP Morgan, Marks & Spencer and
Ford Motor Company.
Dail received his Bachelor of Science Honours degree in Computer
Science from the University of Warwick, U.K.

Proprietary & Confidential.
Kathryn Hayley – Co-CEO, Aon Consulting
Kathryn Hayley is co-Chief Executive Officer of Aon Consulting, with responsibilities for the Americas.
Since Hayley joined Aon Consulting in June of 2006, she has built a world class leadership team that is providing innovative solutions for employers in health care, retirement, talent management and outsourcing.
Previously, Hayley spent 21 years at Deloitte Consulting serving in numerous leadership positions. She was Midwest regional managing director at Deloitte, responsible for a practice specializing in human capital, strategy and operations, technology integration and enterprise applications.  In particular, Hayley was involved in the development and implementation of some of the firm’s largest and most complex technology implementation projects in Financial Services and other industries.
Hayley received her M.B.A. in Finance and Marketing from Northwestern
University, and her Bachelor of Science degree in Applied Computer
Science from Illinois State University.

Proprietary & Confidential.
Agenda
Section 1 Why is Aon Uniting with Hewitt?
Section 2 Creating the Leading Human Capital Enterprise in the World
Section 3 About Aon Consulting
Section 4 About Hewitt
Section 5 About Aon Hewitt
Section 6 About the Deal
Section 7 Timeline and Concluding Remarks

20 Proprietary & Confidential. Note – Net revenue, operating income and margin amounts are presented on an underlying basis (adjusted for unusual items). Business Overview

Proprietary & Confidential.
Hewitt Associates Is a Global HR Consulting and Outsourcing Company
Since 1940, we have helped our clients and their people
succeed together by anticipating and solving their most
complex benefits, talent, and financial challenges.
Whether your organization is a complex global
organization, a growing midsized business, or somewhere
in between, we can help ensure that the investments you
make in people succeed.
Benefits Talent Financial
We help control the risk
associated with benefit
programs and their
potential impact on
business performance
and financial results.
We help manage the
potential of critical talent,
executives, and next-
generation leaders while
minimizing the retention
and compliance risk of a
global workforce.
We help balance the
potential and risks
of benefit program
investments and increase
the speed and return
on their most complex
M&A transactions.`

Proprietary & Confidential.
We Are The HR Industry Leader
Achieved global net revenue of $3.0 billion in fiscal 2009
Clients include more than one-half of the FORTUNE 500
®
More than 95% of our largest clients have worked with
Hewitt for at least five years
Recognized by FORTUNE as one of America’s
Most Admired Companies
Ranked by Business Insurance as the world’s third-largest
employee benefits consulting firm in 2009
Ranked #22 on Global Outsourcing 100 by the International Association
of Outsourcing Professionals
Named Consulting Firm of the Year by China Staff from 2001–2009
Named International Benefits Consultant of the Year by Global Pensions
Named 2010 UK Actuarial and Investment Consultancy of the Year by
Professional Pensions
23,000 associates in more than 30 countries

Our Mission and Values
Hewitt’s Mission:
Making the world a better place to work
The values we adhere to are simple, reflecting on what
is most important from our
70 years in business.
Treat people with respect and dignity
Achieve excellence
Work together
Conduct ourselves with integrity

Proprietary & Confidential.

24 Proprietary & Confidential. Hewitt Global Offices

Proprietary & Confidential.
Russell Fradin – Chairman of the Board of Directors and CEO
Russ Fradin joined Hewitt in September 2006, bringing a unique blend of outsourcing, operations, and strategic consulting experience. He immediately focused the company on a set of four strategic priorities—keeping clients first, creating a rewarding work experience, growing with intention, and getting lean. Efforts to enhance high-quality service delivery have resulted in improved client satisfaction scores worldwide. Initiatives to improve associates’ work experience have yielded significant gains in engagement and reductions in turnover. The company’s ongoing focus on streamlining the cost structure has led to significant margin improvements in all three of its businesses. Hewitt has fueled growth by entering new markets, expanding globally, and adding complementary services.
Prior to joining Hewitt, Russ served as president and CEO of The BISYS Group, a financial services administration firm. Under his leadership, the business returned to a 6 percent growth rate and margins improved by 10 percent over a two-year period through a combination of off-shoring, technology upgrades, and other cost reductions.
Russ gained his operations experience over seven years with outsourcing giant ADP. As president of its
Global Employer Services group, he oversaw 28,000 employees and more than 400,000 clients globally.
Russ orchestrated a growth program that increased revenues 66 percent, from $2.7 billion to $4.5 billion, and improved the group’s profit margin by more than 500 basis points. Additionally, he succeeded in diversifying the group, increasing non-payroll revenue from 11 percent to 35 percent, and improving client satisfaction by more than 20 percent in every business.
Russ developed his strategic business acumen during 18 years at McKinsey & Company, including multi-year assignments at two of McKinsey’s largest clients. Russ founded and grew the New Jersey office into one of the firm’s most profitable.
Russ serves on the Board of Directors for both Gartner and The Executives’ Club of Chicago. He also serves on the Board of Ambassadors for CEOs Against Cancer—American Cancer Society. In addition, he is a member of G100, The Illinois Business Roundtable, the Civic Committee of The Commercial
Club of Chicago, and participates on the WSJ CEO Council.
He holds a master’s degree in business administration from Harvard Business School and a bachelor of science degree in economics with a concentration in finance from the Wharton School of the University of Pennsylvania.
“Russ has done a tremendous
job enhancing the momentum
of Hewitt”
“He has a strong background in
operations from his time at
ADP”
“I know that Russ is excited to
join our team and will be
reaching out to Aon Consulting
leaders to learn about our
organization and to seek your
counsel”
– Andrew  Appel (COO, Aon)

Proprietary & Confidential.
Agenda
Section 1 Why is Aon Uniting with Hewitt?
Section 2 Creating the Leading Human Capital Enterprise in the World
Section 3 About Aon Consulting
Section 4 About Hewitt
Section 5 About Aon Hewitt
Section 6 About the Deal
Section 7 Timeline and Concluding Remarks

Proprietary & Confidential.
Leading global brand in human capital solutions and advice
Diversified and complementary client portfolio covering both large corporate and mid-market clients
Expanded ability to provide additional products and services to meet the full spectrum of risk and human capital needs
Impressive global footprint which we will use to fuel growth
The strongest team of professionals in the human capital industry – able to provide the full spectrum of support for our clients for their most complex human capital challenges
Financial resources to fund innovation and future growth
Similar goals and values relating to client focus, people, innovation, excellence, teamwork and integrity that will help with the integration of our businesses
Everything we need to be one of the best known business brands in the world
Aon Hewitt

Balanced Portfolio of Complementary Service Offerings
Extensive middle market client base
Leader in benefits brokerage
Recognized as a strong provider of
HR consulting  and outsourcing
services
Strong presence in the large market
Strong capabilities in outsourcing
World-class brand; amongst top
brands within the HR Consulting
industry
Combination creates industry-
leading product portfolio
High mix of recurring revenues
Business lines focused on
growth segments of the market
FY09 Consulting Revenue
$1.3 billion
FY09 Total Revenue
$3.0 billion
FY09 Consulting Revenue
$4.3 billion
Benefits
Admin
$191
15%
Consulting
$1,075
85%
Consulting
$1,012
33%
Benefits
Admin
$1,550
51%
Out-
sourcing
$480
16%
Consulting
$2,087
49%
Benefits
Admin
$1,741
40%
Out-
sourcing
$480
11%
Aon Consulting
Hewitt Aon Hewitt

Proprietary & Confidential.

29 Proprietary & Confidential. 30+ countries 107 offices 23,000 associates / colleagues Global Geographic Footprint Hewitt 120 countries 500 offices 36,000 associates / colleagues Aon Corporation

Proprietary & Confidential.
Agenda
Section 1 Why is Aon Uniting with Hewitt?
Section 2 Creating the Leading Human Capital Enterprise in the World
Section 3 About Aon Consulting
Section 4 About Hewitt
Section 5 About Aon Hewitt
Section 6 About the Deal
Section 7 Timeline and Concluding Remarks

Proprietary & Confidential.
Hewitt will merge with Aon for $50 per share, consisting, on a fully diluted basis, of
50% cash and 50% Aon stock, based on the closing price of Aon stock on July 9,
2010
Consideration reflects a multiple of 7.5x Hewitt’s FY2010 consensus estimates
EBITDA
Creates global leader in human capital solutions with combined Aon Hewitt revenues of $4.3 billion
Expect to deliver $355 million of annual savings in 2013
Transaction is expected to be accretive on a GAAP EPS basis in 2012, on an
Adjusted EPS basis in 2011 and significantly accretive to cash earnings in 2011
Generates strong cash flow with increased financial flexibility
Expect to create $1.5 billion of shareholder value
Highlights of the Transaction

Primary drivers of expected operating margin improvement include: $355 million of synergies, decreasing intangible amortization expense and operational improvement in
HR BPO
Expect to achieve long-term operating margin in Aon Hewitt of 20%
20%
Long-Term Operating Margin in Aon Hewitt of 20%
Aon Consulting Hewitt Aon Hewitt

226

14.2%
16.7%
17.2%
FY '07 FY '08 FY '09

8.9%
10.6%
14.1%
FY '07 FY '08 FY '09
448
555
643
10.5%
12.3%
15.1%
FY '07 FY '08 FY '09
Long
Term

Proprietary & Confidential.

Aon and Hewitt generated $2.2 billion of total EBITDA in FY2009
Aon and Hewitt combined will provide greater cash flow flexibility to create long-term shareholder value
High mix of recurring revenue and complementary product portfolio provides greater cash flow stability
Strong Cash Flow Generation (EBITDA)
Aon Hewitt Aon Hewitt
1318
1468
1619
18.2%
19.5%
21.3%
FY '07 FY '08 FY '09

15.4%
16.3%
19.6%
FY '07 FY '08 FY '09
1765
1972
2209
17.4%
18.5%
20.8%
FY '07 FY '08 FY '09

Proprietary & Confidential.

Proprietary & Confidential.
Agenda
Section 1 Why is Aon Uniting with Hewitt?
Section 2 Creating the Leading Human Capital Enterprise in the World
Section 3 About Aon Consulting
Section 4 About Hewitt
Section 5 About Aon Hewitt
Section 6 About the Deal
Section 7 Timeline and Concluding Remarks

Proprietary & Confidential.
Questions
General questions about deal, what it means, and what can
be said about it
Client communications questions
Questions about impact of deal on regions or practices
Type of Question Resource/Contact
Visit the Aon Hewitt Integration
Portal via Knowledge Exchange
(KE) or The Source for Key
Messages and Questions and
Answers (Q&A)
Visit the Aon Hewitt Integration
Portal via Knowledge Exchange
(KE) or The Source for Key
Messages and Questions and
Answers (Q&A)
Region/Practice leaders

36 Proprietary & Confidential. Appendix

Proprietary & Confidential.
Transaction Terms:
Hewitt will merge with Aon for $50 per share, consisting, on a fully diluted basis, of
50% cash and 50% Aon stock, based on the closing price of Aon stock on July 9,
2010
Aggregate fully diluted equity value of the transaction is $4.9 billion consisting of
$2.45 billion of cash and the issuance of 64.0 million shares
Consideration reflects a multiple of 7.5x Hewitt’s FY2010 consensus estimates
EBITDA
Timing / Major Milestones:
We expect to close the transaction by mid-November
Major completion milestones:
- Prepare and file joint proxy statement / prospectus
- Receive regulatory approvals
- Receive stockholder approvals
Transaction Terms and Timing / Major Milestones

Proprietary & Confidential.
Purchase
Price
Value Creation Combined
$1.5 billion of value creation
represents the combined Discounted
Cash Flow (DCF) value of Hewitt plus
synergies, less the purchase price
Transaction creates significant value
through net run-rate synergies of
$355 million
Transaction utilizes additional
leverage against under-leveraged
Hewitt cash flow generation while
maintaining current investment grade
credit ratings
Expect to Create $1.5 billion of Shareholder Value
$4.9B
$1.5B $6.4B

Proprietary & Confidential.
Transaction will be financed with 50% cash and 50% stock in order to maintain current investment grade credit ratings of BBB+/Baa2
Credit benefits of the transaction include:
–
Increased revenue base
–
Increased diversity of revenue base
–
Increased EBITDA and EBITDA margins over the long-term
Financing commitments for 100% of cash consideration are in place via a
$1.5 billion bridge facility and a $1.0 billion bank term loan
All of the financing is expected to be completed in the U.S. including:
–
A $1.0 billion three-year bank term loan maturing 10% in year 1, 10% in year 2 and
80% in year 3, with pricing at Libor + 250 bps
–
A $1.5 billion bridge facility
The company expects to issue unsecured notes prior to drawing on the bridge facility
Expect to Maintain Investment Grade Credit Ratings

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposal to adopt the merger agreement; the failure of the stockholders of Aon Corporation (“Aon”) to approve the proposal to approve the issuance of shares of Aon common stock to Hewitt stockholders in the merger; the loss of key Aon or Hewitt employees following the merger; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships with customers, partners and others; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could impact revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; changes in the funding status of Aon’s various defined benefit pension plans and the impact of any increased pension funding resulting from those changes; Aon’s ability to implement restructuring initiatives and other initiatives intended to yield cost savings, and the ability to achieve those cost savings; the impact on risk and insurance services commission revenues of changes in the availability of, and the premium insurance carriers charge for, insurance and reinsurance products, including the impact on premium rates and market capacity attributable to catastrophic events; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies, including potential liabilities arising from error and omissions claims against Aon or Hewitt; the extent to which Aon and Hewitt retain existing clients and attract new businesses; the extent to which Aon and Hewitt manage certain risks created in connection with the various services, including fiduciary and advisory services, among others, that Aon and Hewitt currently provide, or will provide in the future, to clients; the impact of, and potential challenges in complying with, legislation and regulation in the jurisdictions in which Aon and Hewitt operate, particularly given the global scope of Aon’s and Hewitt’s businesses and the possibility of conflicting regulatory requirements across jurisdictions in which Aon and Hewitt do business; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed merger, Aon filed with the SEC a definitive joint proxy statement, which also constitutes a prospectus of Aon. The joint proxy statement/prospectus was mailed to Aon stockholders and Hewitt stockholders on or about August 19, 2010. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they contain and will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed by Aon with the SEC and will be contained in other relevant materials to be filed by Aon or Hewitt with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.